UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

NXP Semiconductors N.V.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

N6596X109

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. N6596X109
1
Names of Reporting Person:
Bain Pumbaa LuxCo S.a.r.l.
2
Check the Appropriate Box if a Member of a Group (See
Instructions)

  (a) [  ]
  (b) [ X ]
3
SEC Use Only
4
Citizenship or Place of Organization
Luxembourg


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5
Sole Voting Power
 7,744,241 shares

6
Shared Voting Power
 0

7
Sole Dispositive Power
7,744,241 shares

8
Shared Dispositive Power
 0
9
Aggregate Amount Beneficially Owned by Each Reporting Person
  7,744,241 shares
10
Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see Instructions)
?
11
Percent of Class Represented by Amount in Row (9)
 3.15%
12
Type of Reporting Person (See Instructions)
OO



CUSIP No. N6596X109
1
Names of Reporting Person:
Bain Capital Lion Holdings, L.P.
2
Check the Appropriate Box if a Member of a Group (See
Instructions)

  (a) [  ]
  (b) [x]
3
SEC Use Only
4
Citizenship or Place of Organization
Cayman Islands


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5
Sole Voting Power
 0  shares

6
Shared Voting Power
 0

7
Sole Dispositive Power
 0  shares

8
Shared Dispositive Power
 0
9
Aggregate Amount Beneficially Owned by Each Reporting Person
   0  shares
10
Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see Instructions)
?
11
Percent of Class Represented by Amount in Row (9)
 0%
12
Type of Reporting Person (See Instructions)
OO



CUSIP No. N6596X109
1
Names of Reporting Person:
Bain Capital Investors, LLC
2
Check the Appropriate Box if a Member of a Group (See
Instructions)

  (a) [  ]
  (b) [x]
3
SEC Use Only
4
Citizenship or Place of Organization
Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
5
Sole Voting Power
 7,744,241 shares

6
Shared Voting Power
 0

7
Sole Dispositive Power
7,744,241 shares

8
Shared Dispositive Power
 0
9
Aggregate Amount Beneficially Owned by Each Reporting Person
  7,744,241 shares
10
Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see Instructions)
?
11
Percent of Class Represented by Amount in Row (9)
 3.15%
12
Type of Reporting Person (See Instructions)
OO



Item 1.
(a) Name of issuer:
       NXP Semiconductors N.V.
 (b) Address of issuer's principal executive offices:
       High Tech Campus 60, 5656 AG Eindhoven, The Netherlands
Item 2.
(a)	Name of person filing:
   Bain Pumbaa LuxCo S.a.r.l., Bain Capital Lion Holdings, L.P.,
Bain Capital Investors, LLC (Collectively, "The Reporting Persons").

       The Reporting Persons have entered into a Joint
Filing Agreement, dated February 14, 2014, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b) Address or principal business office or, if none, residence:
The principal business office for Bain Pumbaa LuxCo S.a.r.l. is:

4 rue Lou Hemmer
L-1748 Luxembourg-Findel
Grand Duchy of Luxembourg

The principal business office for Bain Capital Lion Holdings, L.P. and Bain Capital Investors,
LLC is:

c/o Bain Capital Investors, LLC
John Hancock Tower
200 Clarendon Street
Boston, MA 02116

 (c) Citizenship:
       See Item 4 of each cover page
(d) Title of class of securities:
       Common stock
(e) CUSIP No.:
       N6596X109
Item 3.
Not applicable
Item 4. Ownership.
       Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount beneficially owned:
       Bain Pumbaa LuxCo S.a.r.l. ("Pumbaa") owns
7,744,241 shares of the Issuer's common stock.
As a shareholder of Bain Pumbaa LuxCo S.a r.l., Bain
Capital Lion Holdings, L.P. ("Lion Holdings") has voting and dispositive power over 7,744,241 shares of the Issuer's common stock held by Bain Pumbaa LuxCo S.a r.l.
Bain Capital Investors, LLC ("BCI") is the managing general partner of Lion Holdings. As a result, BCI may be deemed to beneficially own all of the shares of the Issuer's common stock held by Lion Holdings and Pumbaa.

 (b) Percent of class:
       See Item 11 of each cover page

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

	See Item 5 of each cover page

(ii) Shared power to vote or to direct the vote:

	0

(iii) Sole power to dispose or to direct the disposition of:

	See Item 5 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

	0

Item 5. Ownership of 5 Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: X

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

       See Item 4 above

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person.

        Not applicable

Item 8. Identification and Classification of Members of the Group.

       Not applicable

Item 9. Notice of Dissolution of Group.
Bain Pumbaa LuxCo S.a.r.l., Bain Capital Lion Holdings, L.P., Bain Capital Investors, LLC (collectively the "Bain Capital Parties") are, together with funds and entities advised by Kohlberg Kravis Roberts & Co. L.P. ("KKR"), Silver Lake Management Company, L.L.C. ("Silver Lake"), Apax Partners
LLP ("Apax") and AlpInvest Partners B.V. ("AlpInvest," with the funds and entities advised by KKR, Apax and AlpInvest being referred to as the "Other Parties"), NXP Co-Investment Partners L.P. and NXP Co-Investment Investor S.a.r.l. (together, the "Co-Investors"), Kaslion S.a.r.l., Kaslion Holding B.V. and Stichting Management Co-Investment NXP (the "Management Foundation"), parties to a shareholders' agreement (the "Shareholders' Agreement") with respect to the Issuer. The rights of the parties under the Shareholders' Agreement with respect to, among other things, the election of directors, drag-along and tag-along rights and transfer restrictions more generally have terminated.

The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include any shares owned by the Other Parties, the Co-Investors, the Philips Partiesor the Management Foundation. Each of the filing persons reporting on this Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer's common stock owned by the Other Parties, the Co-Investors, the Philips Parties and the Management Foundation.Kings Road Holdings IV, L.P., NXP Co-Investment Partners II, L.P., NXP Co-Investment Partners III, L.P., NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IV, L.P., TCW/NXP Co-Investment Partners IVB, L.P., NXP Co-Investment Partners VII, L.P.,
NXP Co-Investment Partners VIII, L.P. and OZ NXP Investment, Ltd (collectively, the "Co-Investment Parties"), the Bain Capital Parties and the Other Parties are parties to an agreement (the "Co-Investment Agreement") with respect to shares of common stock of the Issuer. The transfer restrictions with respect to the shares of the Issuer's common stock under the Co-Investment Agreement have also terminated. The share ownership reported for the filing persons reporting on this Schedule 13G/A does not include any shares owned by the Co-Investment Parties, and each of the filing persons reporting on this
Schedule 13G/A disclaims beneficial ownership of any shares of the Issuer's common stock owned by the Co-Investment Parties.This Schedule 13G/A shall not be deemed to be an admission that any of the filing persons reporting on this Schedule 13G/A is a member of a "group" with the other parties to the Shareholders' Agreement or the Co-Investment Agreement or any shares of the Issuer's common stock owned by the such parties or any of their related entities for any purpose.

Item 10. Certifications.

       Not applicable



After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

       Bain Pumbaa LuxCo S.a.r.l.
Dated:	February 14, 2014	Signature:	   /s/ Ian Loring
       Name:		Ian Loring
       Title:		Manager



						Bain Capital Lion Holdings, L.P.
						By: Bain Capital Investors, LLC
							Its general partner

				Signature:	   /s/ Ian Loring
       Name:		Ian Loring
       Title:		Managing Director


						Bain Capital Investors, LLC

				Signature:	   /s/ Ian Loring
       Name:		Ian Loring
       Title:		Managing Director





























Exhibit 1
Joint Filing Agreement

We, the signatories of the statement on Schedule
13G/A to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

       Bain Pumbaa LuxCo S.a.r.l.
Dated:	February 14, 2014	Signature:	   /s/ Ian Loring
       Name:		Ian Loring
       Title:		Manager



						Bain Capital Lion Holdings, L.P.
						By: Bain Capital Investors, LLC
							Its general partner

				Signature:	   /s/ Ian Loring
       Name:		Ian Loring
       Title:		Managing Director



						Bain Capital Investors, LLC

				Signature:	   /s/ Ian Loring
       Name:		Ian Loring
       Title:		Managing Director



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